Exhibit 99.1

ALLEGRO MERGER CORP.

WRITTEN CONSENT OF STOCKHOLDER

This Written Consent is solicited by the Board of Directors of Allegro Merger Corp., a Delaware corporation (“Allegro”).

Please return this written consent no later than [●] p.m. Eastern Time on [●], 2026, which is the final date that the board of directors of Allegro has set for receipt of written consents. Shares will be tabulated with respect to the proposal below as indicated by the undersigned. Any executed written consent returned without indicating a decision on the proposal will be treated as a consent FOR the Merger Proposal.

The undersigned, being a holder of record of shares of common stock of Allegro, par value $0.0001 per share (“Allegro Common Stock”), as of the close of business on [●], 2026, the record date established by the board of directors of Allegro, hereby executes and delivers this written consent with respect to all shares of Allegro Common Stock held by the undersigned as of such record date.

The undersigned acknowledges receipt of the consent statement/prospectus, which is part of the registration statement on Form S-4 of SeeQC, Inc. filed with the Securities and Exchange Commission on [●], 2026, and which more fully describes the proposal below.

Merger Proposal

To adopt and approve the Agreement and Plan of Merger, dated as of January 16, 2026, by and among SeeQC, Inc., SEEQC Merger Sub, Inc. and Allegro, and approve the transactions contemplated thereby, including the Merger (as defined in the consent statement/prospectus).

☐ CONSENT/FOR ☐ WITHHOLD CONSENT/AGAINST

By executing this written consent to approve the Merger Proposal, the undersigned, as a holder of Allegro Common Stock, hereby acknowledges that such consent is hereby irrevocable and that the undersigned is aware of its right to demand appraisal, as applicable, for its shares pursuant to Section 262 of the Delaware General Corporation Law (“DGCL”), as more fully described in the consent statement/prospectus, and further, that by executing this written consent to approve the Merger Proposal, such appraisal right and the associated right to receive payment of the fair value of Allegro Common Stock under the DGCL is hereby waived.

If the undersigned does not execute and return this written consent, it will have the same effect as a vote against the Merger Proposal.

Once received by Allegro, this written consent may not be changed or revoked.

Holder Name:
Number of shares of Allegro Common Stock held:
Signature:
Name:
Title / Capacity, if applicable:
Date:

IMPORTANT: PLEASE DATE AND SIGN THIS WRITTEN CONSENT.

Please sign exactly as your name appears in Allegro’s records. If shares are held jointly, all joint holders should sign. When signing as attorney, trustee, executor, administrator, guardian, corporate officer or other representative, please give your full title or capacity. If shares are held by a corporation, partnership or other entity, please sign in the full legal name of the entity by an authorized officer or other authorized person.

Please return the completed, dated and signed written consent by emailing a .pdf copy of it to proxy@mackenziepartners.com, or by mailing it in the pre-addressed postage paid envelope provided.